Exhibit 99.1

PENN WEST EXPLORATION ANNOUNCES ITS FINANCIAL RESULTS

FOR THE SECOND QUARTER ENDED JUNE 30, 2012

FOR IMMEDIATE RELEASE, August 10, 2012

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST”) is pleased to announce its results for the second quarter ended June 30, 2012

The broad deployment of horizontal multi-stage fracture technology into primary development, secondary recovery, and exploration gives Penn West one of the largest inventories of low-risk light-oil projects in North America. Through active portfolio management, we continue to position the company to drive this asset base forward. We anticipate Canadian crude oil prices strengthening over the next 12 months as slow and steady demand increases are amplified by improvements in North American pipeline infrastructure pushing Canadian crude into closer alignment with world oil pricing.

Capital programs during the first half of 2012 continued the evolution of Penn West into a leading light-oil exploration and development company. At the beginning of 2010, less than two percent of production came from horizontal wells while our base vertical wells accounted for 98 percent of our production. We anticipate that by the end of this year, 30 percent of Penn West’s production will come from multi-stage fracture wells.

HIGHLIGHTS

•

Average production in the second quarter of 2012 was 163,181 boe (1) per day compared to 156,107 in the second quarter of 2011. During the second quarter of 2012, we completed significant turnaround and maintenance activities which resulted in up to 10,000 boe per day being off-line for portions of the quarter.

•	We drilled 208 net wells in the first six months of 2012.

•

Capital expenditures for the second quarter of 2012 net of property dispositions, totalled $310 million compared to $240 million for the second quarter of 2011. Second quarter activities were primarily focused on completions, tie-ins and facilities construction.

•	Capital expenditures in the first six months of 2012, net of property dispositions, were $648 million compared to $676 million for the first six months of 2011.

•

Funds flow (2) for the second quarter of 2012 was $272 million ($0.57 per share – basic (2)) compared to $396 million ($0.85 per share – basic) reported in the second quarter of 2011 due to reduced commodity price realizations.

•	Net income for the second quarter of 2012 was $235 million ($0.50 per share – basic) compared to $271 million ($0.58 per share – basic) in the second quarter of 2011.

COMMODITY PRICES

•	In the second quarter of 2012, WTI crude oil prices averaged US$93.54 per barrel compared to US$102.55 per barrel for the second quarter of 2011.

•

Edmonton light sweet oil traded at a discount of $10.32 per barrel compared to WTI during the second quarter of 2012 (2011 – $4.17 per barrel premium) and at a discount of $10.70 per barrel during the first quarter of 2012 (2011 – $4.77 per barrel discount).

•	In the second quarter of 2012, the AECO Monthly Index averaged $1.83 per mcf compared to $2.52 per mcf in the first quarter of 2012 and $3.74 per mcf for the second quarter of 2011.

(1)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.
(2)	The terms “funds flow” and “funds flow per share-basic” are non-GAAP measures. Please refer to the “Calculation of Funds Flow” and “Non-GAAP Measures Advisory” sections below.

2012 SECOND QUARTER RELEASE	1

PORTFOLIO MANAGEMENT & CAPITAL EXPENDITURES

•	Penn West has initiated processes for the sale of non-core assets targeting the realization of between $1.0 billion and $1.5 billion.

•	In recognition of softer near-term commodity pricing and western Canadian differentials, Penn West adjusted 2012 capital spending plans as follows:

•	Net capital spending was previously guided to be $1.3 billion to $1.4 billion;

•	We lowered capital spending plans by $100 million to $150 million;

•	Net capital spending is now anticipated to be $1.2 billion to $1.25 billion and;

•

Original capital spending plans called for relatively higher capital spending in the third quarter compared to the fourth quarter. To help ensure operational momentum is sustained going forward, we anticipate capital spending to be relatively even over the second half of 2012.

•

Average 2012 production is now expected to be between 165,000 boe per day and 168,500 boe per day. Forecast production and net capital expenditures exclude the impact of any future acquisition and disposition activity during the remainder of 2012.

DIVIDEND

•

On August 9, 2012, our Board of Directors declared a third quarter 2012 dividend of $0.27 per share to be paid on October 15, 2012 to shareholders of record on September 28, 2012. Shareholders are advised that this dividend is designated as an “eligible dividend” for Canadian income tax purposes.

FINANCIAL

•	On June 15, 2012, we renewed our unsecured, revolving bank facility. The facility now has a four-year term maturing on June 30, 2016 and an aggregate borrowing limit of $3.0 billion.

•

Subsequent to June 30, 2012, we realized proceeds of $66 million as we rearranged our 2013 oil collar position and monetized our 2013 foreign exchange contracts. Our previous position for 2013 was 41,000 barrels per day between US$94.51 and US$108.28 per barrel and we currently have 44,000 barrels per day between US$91.70 and US$104.99 per barrel.

•	We also have 60,000 barrels per day of 2012 oil production hedged between US$85.53 per barrel and US$100.20 per barrel.

•	We have 50,000 mcf per day of 2012 natural gas production hedged at an average price of $4.30 per mcf and 52,000 mcf per day of 2013 natural gas production hedged at an average price of $3.25 per mcf.

•	We have foreign exchange contracts to swap US$156 million per month of US dollar revenue for 2012 to Canadian dollars at an average rate of 1.02 Canadian dollars per US dollar.

OPERATIONS UPDATE

Our capital program continues to deliver strong results with production type curves at or above our expectations in all major plays and in many of our impactful other plays. While overall service costs remain persistently high, we continue to realize drill time reductions and we are driving service cost reductions as industry activity levels slow. In the second half of 2012, our capital program will remain focused on our large inventory of light-oil plays.

In the second quarter of 2012, our field activity focused on ongoing completions associated with our active first quarter drilling program. While weather conditions at the start of the second quarter were favorable, the end of the second quarter was marked by wet conditions which led to some minor interruptions in both our production operations and our development program. In addition to our development work, we completed a planned turnaround and maintenance schedule.

2012 SECOND QUARTER RELEASE	2

Oil Development

Carbonates

•

In recent years we have increased our land holdings in the area and now have a strategic position of over 500,000 net acres. Most notable is a dominant position in the Slave Point play and substantial acreage in Swan Hills Beaverhill Lake.

•

Since 2009, the use of horizontal technologies has resulted in an increase in production of more than 7,500 boe per day, net of related declines. The majority of this production has come on stream since late 2010 as we focused on more aggressive development.

•

We have expanded our production infrastructure in the Slave Point play as our results continue to be highly encouraging and our drilling inventory continues to grow. Our Red Earth gas plant is now operational, providing gas processing capacity for both our Otter and Red Earth plays. Facility expansion at Sawn continues and is expected on stream by the end of 2012.

•	We plan to begin Slave Point field work in the fourth quarter with the aim of reaching full Enhanced Oil Recovery (“EOR”) development over the next several years.

•

In the second half of 2012, we continue development in our focus areas of the Carbonates, building on encouraging results to date in Sawn, Otter and Swan Hills. Our infrastructure work in 2012 will support our planned drilling programs into the future. Combined with increasing operating and capital efficiencies, we expect the Carbonates will continue to be a core play at Penn West.

Cardium

•	We are the largest player in the trend with approximately 665,000 net acres.

•	Over the past few years, we have added approximately 10,000 boe per day, net of related declines, from our horizontal drilling programs, reflecting the consistent, predictable results.

•

Our first quarter capital program was focused primarily in the Willesden Green, Alder Flats and West Pembina areas where our results have been strong and predictable and the play has moved to a development stage. Second quarter activity was centered on completions, and where weather and conditions allowed, the tie-in of our new drills.

•

Capital efficiencies are improving across the Cardium play as we move to a higher proportion of water-based fracs, as drill times continue to shorten, and as cycle times on our multi-well pads improve.

•

Through the remainder of 2012, our program in the Cardium will be balanced between Willesden Green, West Pembina and the central areas of the play. Facility capacity exists to support our program through 2013, and we will be initiating further EOR pilots later in 2012.

Viking

•

We have a significant position in the Viking with approximately 750,000 net acres, including large, core positions in the Avon Hills and Dodsland Saskatchewan oil plays. Operations work to reduce pipeline pressures has resulted in stronger production performance from existing wells.

•

On the Alberta side, production results from our gassy-oil wells drilled in the first quarter continue to be very encouraging. Plans for the third quarter of 2012 include eight additional wells and the expansion of our gas handling infrastructure to support our 2013 drilling programs.

2012 SECOND QUARTER RELEASE	3

Spearfish

•

The Spearfish is in full development and results continue to be predictable and on type curve. To date, over 8,500 barrels per day, net of related declines, of light, high-quality oil has been brought on stream in this play from new horizontal wells.

•

In the second quarter, the expansion of our battery was completed providing us with approximately 14,000 barrels per day of oil handling capacity. We plan to fill this facility to its capacity by the end of the first quarter of 2013.

•	We expect to initiate a pilot project to test the feasibility of both down spacing and EOR.

•

Over the balance of 2012 and into early 2013, we will commission a new gas plant and NGL recovery facility, continue to develop gas take-away capacity in partnership with industry players, and will proceed with the expansion of our liquids infrastructure.

EOR and Exploration

•

EOR is a significant growth opportunity for Penn West, with the potential to materially increase our ultimate recoveries on a cost-effective basis. Over the next 18 months, we will be initiating pilots in all major plays as the first step towards full implementation of EOR schemes. These pilots are supported by significant reservoir modeling and technical work that has been completed to date.

•

We have an active exploration portfolio and have accumulated significant positions in a number of emerging light-oil and liquids-rich gas plays. Appraisal of these areas continues and we are encouraged by the results to date. Results reported by industry in the Duvernay play near our lands have been very encouraging and support our resource potential in the play.

Joint Ventures

•	In the Peace River Oil Partnership, second cycle results at the Seal Main thermal pilot are positive and planning for the thermal pilot at Harmon Valley South is ongoing.

•	In the Cordova Joint Venture, resource appraisal continues with plans for a multi-well pad in late 2012.

2012 SECOND QUARTER RELEASE	4

HIGHLIGHTS

	Three months ended June 30			Six months ended June 30
	2012	2011	% change	2012	2011	% change
Financial (millions, except per share amounts)
Gross revenues (1)	$774	$920	(16)	$1,644	$1,764	(7)
Funds flow	272	396	(31)	609	752	(19)
Basic per share	0.57	0.85	(33)	1.29	1.62	(20)
Diluted per share	0.57	0.85	(33)	1.29	1.62	(20)
Net income	235	271	(13)	294	562	(48)
Basic per share	0.50	0.58	(14)	0.62	1.21	(49)
Diluted per share	0.50	0.58	(14)	0.62	1.21	(49)
Capital expenditures, net (2)	310	240	29	648	676	(4)
Debt at period-end (3)	$3,691	$2,815	31	$3,691	$2,815	31

Dividends (millions, except payout ratio)
Dividends paid (4)	$128	$125	2	$255	$166	54
DRIP	(29)	(27)	7	(56)	(34)	65

Dividends paid in cash	$99	$98	1	$199	$132	51
Payout ratio (5)	36%	25%	11	33%	18%	15

Operations
Daily production
Light oil and NGL (bbls/d)	87,536	81,329	8	88,282	83,478	6
Heavy oil (bbls/d)	17,222	17,669	(3)	17,696	18,181	(3)
Natural gas (mmcf/d)	351	343	2	356	357	—

Total production (boe/d)	163,181	156,107	5	165,301	161,093	3

Average sales price
Light oil and NGL (per bbl)	$75.20	$93.99	(20)	$79.72	$86.89	(8)
Heavy oil (per bbl)	61.36	73.23	(16)	67.17	67.91	(1)
Natural gas (per mcf)	$1.98	$4.06	(51)	$2.14	$3.92	(45)
Netback per boe
Sales price	$51.06	$66.18	(23)	$54.37	$61.38	(11)
Risk management gain (loss)	0.29	(2.30)	100	(0.49)	(1.53)	(68)

Net sales price	51.35	63.88	(20)	53.88	59.85	(10)
Royalties	(9.84)	(12.01)	(18)	(10.22)	(11.00)	(7)
Operating expenses	(17.16)	(18.79)	(9)	(17.55)	(17.32)	1
Transportation	(0.51)	(0.48)	6	(0.50)	(0.50)	—

Netback	$23.84	$32.60	(27)	$25.61	$31.03	(17)

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Includes net asset acquisitions/dispositions and excludes business combinations. There are no business combinations in the 2012 period.
(3)	Comparative debt at December 31, 2011 was $3,219 million.
(4)	Includes dividends paid prior to those reinvested in shares under the dividend reinvestment plan. In 2011, we began paying dividends on a quarterly basis. The last monthly distribution payment as a Trust was declared in December 2010 and paid in January 2011 ($0.09 per unit). Our first quarterly dividend ($0.27 per share) as a corporation was paid in April 2011.
(5)	Payout ratio is calculated as dividends paid in cash divided by funds flow. The term “payout ratio” is a non-GAAP measure. See “Non-GAAP Measures Advisory” section below.

2012 SECOND QUARTER RELEASE	5

DRILLING STATISTICS

	Three months ended June 30				Six months ended June 30
	2012		2011		2012		2011
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Oil	19	12	32	19	207	163	203	164
Natural gas	—	—	12	8	20	17	24	16

	19	12	44	27	227	180	227	180
Stratigraphic and service	2	1	3	1	52	28	70	33

Total	21	13	47	28	279	208	297	213

Success rate (1)		100%		100%		100%		100%

(1)	Success rate is calculated excluding stratigraphic and service wells.

CAPITAL EXPENDITURES

	Three months ended June 30		Six months ended June 30
(millions)	2012	2011	2012	2011
Land acquisition and retention	$27	$88	$35	$106
Drilling and completions	179	130	676	481
Facilities and well equipping	138	73	337	219
Geological and geophysical	2	1	10	7
Corporate	3	6	11	9

Capital expenditures (1)	349	298	1,069	822
Joint venture, carried capital	(20)	(13)	(80)	(45)
Property dispositions, net	(19)	(45)	(341)	(101)
Business combinations	—	286	—	286

Total expenditures	$310	$526	$648	$962

(1)	Capital expenditures include costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

Throughout the second quarter of 2012 our capital activity was focused on completions, tie-ins and facility construction relating to the wells we previously drilled in our light-oil properties in the Carbonates, Cardium, Viking and Spearfish. In early 2012, we completed net property dispositions with production of 4,500 boe per day.

LAND

	As at June 30
	Producing			Non-producing
	2012	2011	% change	2012	2011	% change
Gross acres (000s)	5,974	6,253	(4)	2,859	2,807	2
Net acres (000s)	4,028	4,180	(4)	2,130	1,935	10
Average working interest	67%	67%	—	75%	69%	6

COMMON SHARES DATA

	Three months ended June 30			Six months ended June 30
(millions of shares)	2012	2011	% change	2012	2011	% change
Weighted average
Basic	474.3	466.6	2	473.5	464.2	2
Diluted	474.4	466.9	2	473.6	465.1	2
Outstanding as at June 30				474.6	468.0	1

2012 SECOND QUARTER RELEASE	6

Letter to our Shareholders

Continuing resource extraction technology improvements have opened a world of profitable possibilities for companies like Penn West who hold significant resource positions. Macro-economic issues such as those in the European Union continue to cast uncertainty over economic growth outlooks and weigh on capital markets.

In recent years, crude oil prices have strengthened considerably, but still demonstrate significant volatility in response to broad market factors. Natural gas prices staged a modest rally after hitting recent lows earlier this year. Beyond general oil price volatility and gas price weakness, however, the most important factor affecting price realizations in Canada during the first two quarters of 2012 was pricing differentials between western Canada and US benchmark crudes such as WTI. Differentials are primarily the result of infrastructure constraints and bottle-necks through key transportation points between Canada and key refineries in the US. In addition to the Brent to WTI discount of the past several years, western Canadian producers must now plan for WTI to Edmonton par discounts over the next year to eighteen months. While global oil has been typically trading above US$100 per barrel, the combination of pipeline constraints and refining limitations result in Canadian light-oil realizations of between CDN$70 and CDN$80 per barrel.

These uncertainties in price realizations led to equity capital markets becoming increasingly risk averse in their view of the Canadian upstream energy sector. Many investors have chosen to either reduce their exposure to energy equities or exit the market entirely as they wait for both broader economic certainties along with stability in hydrocarbon pricing. We believe the result is a significant undervaluation of the underlying potential of several entities whose resource access has been availed by recent extraction technology. The significant premiums recently paid for certain western Canadian energy companies remind us of the longer-term view many global investors have of resource capture and development and the strategic value of energy assets. Over the past several years, Penn West has been steadily proving up its light-oil inventory using the new technologies and as a result, now manages one of the most extensive portfolios of light-oil opportunities in western Canada.

In addition to establishing a significant inventory of development opportunities, we have been developing execution capabilities to drive meaningful value-creation from our portfolio of properties. In recent years, we have relied on our cash flow, balance sheet, and the disposition of non-core properties to fund extensive appraisal work required to de-risk large areas for development. We are in the process of de-leveraging our balance sheet through the sale of assets which do not fit Penn West’s long-term growth plans. The proceeds of these sales are anticipated to be between $1.0 and $1.5 billion and will add significant financial flexibility to our balance sheet as we continue to shift certain of our appraised areas into full-scale development to drive light-oil growth.

The next year will be significant in the twenty-year evolution of Penn West. We anticipate oil differentials between Edmonton par and WTI will narrow as new infrastructure in both Canada and the US comes on-stream. This will realign realized pricing for Canadian crude oil and lead to stronger netbacks for our industry. We believe these factors, our operational momentum in our key light-oil plays, material balance sheet deleveraging, and a growing inventory of highly profitable projects will all contribute to a stronger Penn West and ultimately should be reflected in our market valuation.

/s/ Murray R. Nunns

Murray R. Nunns

President and Chief Executive Officer

Calgary, Alberta

August 9, 2012

2012 SECOND QUARTER RELEASE	7

Outlook

This outlook section is included to provide shareholders with information about our expectations as at August 9, 2012 for production and capital expenditures for 2012 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact our capital expenditure levels and production performance for 2012, including our current disposition program.

In response to uncertainties in the outlook for commodity price realizations we have elected to slow the rate of our near-term capital investment. Our forecast exploration and development capital, net of acquisitions and dispositions closed to date in 2012, is now forecast to be in the range of $1.2 billion to $1.25 billion, a reduction of $100 million to $150 million. After giving effect to reduced capital spending and net acquisitions and dispositions closed to date in 2012, our forecast average production for 2012 is now between 165,000 and 168,500 boe per day.

Our prior forecast, released on May 4, 2012 with our first quarter results and filed on SEDAR at www.sedar.com, reflecting the impact of net acquisitions and dispositions at that time, was for 2012 average production of between 168,500 and 172,500 boe per day and exploration and development capital in the range of $1.3 billion to $1.4 billion.

Non-GAAP Measures Advisory

This news release includes non-GAAP measures not defined under International Financial Reporting Standards (“IFRS”) including funds flow, funds flow per share-basic, funds flow per share-diluted, netback and payout ratio. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividends and planned capital programs. See “Calculation of Funds Flow” below. Netback is a per-unit-of-production measure of operating margin used in capital allocation decisions, to economically rank projects and is the per unit of production amount of revenue less royalties, operating costs, transportation and realized risk management. Payout ratio is calculated as dividends paid in cash divided by funds flow. We use payout ratio to assess the adequacy of retained funds flow to finance capital programs.

Calculation of Funds Flow

	Three months ended June 30		Six months ended June 30
(millions, except per share amounts)	2012	2011	2012	2011
Cash flow from operating activities	$280	$255	$514	$495
Increase (decrease) in non-cash working capital	(23)	133	56	229
Decommissioning expenditures	15	8	39	28

Funds flow	$272	$396	$609	$752

Basic per share	$0.57	$0.85	$1.29	$1.62
Diluted per share	$0.57	$0.85	$1.29	$1.62

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

2012 SECOND QUARTER RELEASE	8

Forward-Looking Statements

In the interest of providing our securityholders and potential investors with information regarding Penn West, including management’s assessment of our future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our belief that we have one of the largest inventories of low-risk light oil projects in North America; our intention, through active portfolio management, to continue to position the company to drive this asset base forward; our anticipation that Canadian crude oil prices will strengthen over the next 12 months as slow and steady demand increases are amplified by improvements in North American pipeline infrastructure, pushing Canadian crude into closer alignment with world oil pricing; our expectation that by the end of this year, 30 percent of our production will come from multi-stage fracture wells; certain disclosures contained under the heading “Portfolio Management & Capital Expenditures”, including our intention and ability to sell non-core assets targeting the realization of between $1.0 billion to $1.5 billion of proceeds, our expectations for 2012 net capital spending levels, our expectation that capital spending will be relatively even over the second half of 2012, and our expectations for average daily production levels in 2012; the details of our third quarter dividend; certain disclosures contained under the heading “Operations Update” in respect of our Carbonates, Cardium, Viking and Spearfish oil development plays and our resource appraisal activities, including our ability to drive service cost reductions as industry activity levels slow, our intention that our capital program will remain focused on our large inventory of light-oil plays in the second half of 2012, our expectation that the facility expansion at Sawn will be on stream by the end of 2012, our intention to initiate pilot work in the Slave Point and aim to reach full EOR development in the next several years, our intention to continue development in our focus areas of the Carbonates, our belief that our infrastructure work in 2012 will support our planned drilling programs into the future, our expectation that the Carbonates will continue to be a core play at Penn West, our belief that through the remainder of 2012 our program in the Cardium will be balanced between Willesden Green, West Pembina and the central areas of the play, our belief that facility capacity exists to support our program in the Cardium through 2013, our intention to initiate further EOR pilots in the Cardium later in 2012, our plans for the third quarter of 2012 at Viking to drill eight additional wells and expand our gas handling infrastructure to support our 2013 drilling programs, our plans at Spearfish to fill our battery to its capacity by the end of the first quarter of 2013, to initiate a pilot project to test the feasibility of both down spacing and EOR, to commission a new gas plant and NGL recovery facility, to continue to develop gas take-away capacity in partnership with industry players, and to proceed with the expansion of our liquids infrastructure, our belief that enhanced oil recovery is a significant growth opportunity for Penn West with the potential to materially increase our ultimate recoveries on a cost-effective basis, our intention over the next 18 months to initiate pilots in all major plays as the first step towards full implementation of EOR schemes, our belief that results reported by industry in the Duvernay play near our lands support our resource potential in the play, the intention of the Peace River Oil Partnership to plan for a thermal pilot at Harmon Valley South, and our belief that the Cordova Joint Venture will complete a multi-well pad in late 2012; our belief that continuing resource extraction technology improvements have opened a world of profitable possibilities for companies like Penn West who hold significant resource positions; our belief that western Canadian producers must plan for WTI to Edmonton par discounts over the next year to eighteen months; our belief that we manage one of the most extensive portfolios of light-oil opportunities in western Canada; our ability to drive meaningful value-creation from our portfolio of properties; our intention to deleverage our balance sheet through the sale of assets which do not fit our long-term growth plans and our expectation regarding the proceeds to be derived therefrom and our view that such sales will add significant financial flexibility to our balance sheet as we continue to shift certain of our appraised areas into full-scale development to drive light-oil growth; our expectation for narrowing oil differentials between Edmonton par and WTI as new infrastructure in both Canada and the US comes on-stream and our expectation that this will realign realized pricing for Canadian crude oil and lead to stronger netbacks

2012 SECOND QUARTER RELEASE	9

for our industry, and our belief that these factors, our operational momentum in our key light oil plays, material balance sheet deleveraging, and a growing inventory of highly profitable projects will all contribute to a stronger Penn West and ultimately should be reflected in our market valuation; and certain disclosures contained under the heading “Outlook” relating to our forecast exploration and development capital expenditures for 2012 and our forecast average production levels for 2012.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay and the level of participation in our dividend reinvestment plan; our ability to deleverage our balance sheet by disposing of non-core assets; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms, including our ability to renew or replace our credit facility and our ability to finance the repayment of our senior unsecured notes on maturity; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the heading “Outlook”. In particular, it should be noted that our current guidance for our forecast exploration and development capital expenditures for 2012 and our forecast average production levels for 2012 does not take into account our intention to sell non-core assets for proceeds of up to $1.0 billion to $1.5 billion; any such sales could have a material impact on our guidance.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including wild fires and flooding; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships; failure to deleverage our balance sheet by disposing of non-core assets; changes in tax and other laws that affect us and our securityholders; changes in government royalty frameworks; uncertainty of obtaining required approvals for acquisitions and mergers; the potential failure of counterparties to honour their contractual obligations; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

2012 SECOND QUARTER RELEASE	10

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

2012 SECOND QUARTER RELEASE	11

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	June 30, 2012	December 31, 2011
Assets
Current
Accounts receivable	$379	$486
Other	123	104
Deferred funding assets	186	236
Risk management	154	39

	842	865

Non-current
Deferred funding assets	279	360
Exploration and evaluation assets	567	418
Property, plant and equipment	11,933	11,893
Goodwill	2,020	2,020
Risk management	122	28

	14,921	14,719

Total assets	$15,763	$15,584

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$749	$1,117
Dividends payable	128	127
Risk management	10	114

	887	1,358

Non-current
Long-term debt	3,691	3,219
Decommissioning liability	574	607
Risk management	36	46
Deferred tax liability	1,394	1,287

	6,582	6,517

Shareholders’ equity
Shareholders’ capital	8,917	8,840
Other reserves	94	95
Retained earnings	170	132

	9,181	9,067

Total liabilities and shareholders’ equity	$15,763	$15,584

2012 SECOND QUARTER RELEASE	12

Penn West Petroleum Ltd.

Consolidated Statements of Income

	Three months ended June 30		Six months ended June 30
(CAD millions, except per share amounts, unaudited)	2012	2011	2012	2011
Oil and natural gas sales	$770	$953	$1,659	$1,809
Royalties	(147)	(171)	(308)	(321)

	623	782	1,351	1,488

Risk management gain (loss)
Realized	4	(33)	(15)	(45)
Unrealized	363	188	300	12

	990	937	1,636	1,455

Expenses
Operating	255	267	528	505
Transportation	7	7	15	15
General and administrative	44	37	83	74
Share-based compensation	(30)	4	(13)	82
Depletion and depreciation	306	311	618	558
Gain on dispositions	(23)	(127)	(95)	(151)
Exploration and evaluation expense	—	—	1	4
Unrealized risk management (gain) loss	19	18	(23)	(13)
Unrealized foreign exchange (gain) loss	35	(7)	4	(45)
Financing	49	48	96	95
Accretion	10	10	21	22

	672	568	1,235	1,146

Income before taxes	318	369	401	309

Deferred tax expense (recovery)	83	98	107	(253)

Net and comprehensive income	$235	$271	$294	$562

Net income per share
Basic	$0.50	$0.58	$0.62	$1.21
Diluted	$0.50	$0.58	$0.62	$1.21
Weighted average shares outstanding (millions)
Basic	474.3	466.6	473.5	464.2
Diluted	474.4	466.9	473.6	465.1

2012 SECOND QUARTER RELEASE	13

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Three months ended June 30		Six months ended June 30
(CAD millions, unaudited)	2012	2011	2012	2011
Operating activities
Net income	$235	$271	$294	$562
Depletion and depreciation	306	311	618	558
Gain on dispositions	(23)	(127)	(95)	(151)
Exploration and evaluation expense	—	—	1	4
Accretion	10	10	21	22
Deferred tax expense (recovery)	83	98	107	(253)
Share-based compensation	(30)	10	(18)	80
Unrealized risk management gain	(344)	(170)	(323)	(25)
Unrealized foreign exchange loss (gain)	35	(7)	4	(45)
Decommissioning expenditures	(15)	(8)	(39)	(28)
Change in non-cash working capital	23	(133)	(56)	(229)

	280	255	514	495

Investing activities
Capital expenditures	(329)	(285)	(989)	(777)
Acquisitions	(17)	(169)	(26)	(196)
Proceeds from dispositions	36	184	367	291
Change in non-cash working capital	(131)	(115)	(139)	(134)

	(441)	(385)	(787)	(816)

Financing activities
Increase in bank loan	260	232	469	289
Proceeds from issuance of notes	—	—	—	75
Repayment of acquired credit facilities	—	(39)	—	(39)
Issue of equity	—	59	3	159
Dividends paid	(99)	(98)	(199)	(132)
Settlement of convertible debentures	—	(24)	—	(31)

	161	130	273	321

Change in cash	—	—	—	—
Cash, beginning of period	—	—	—	—

Cash, end of period	$—	$—	$—	$—

2012 SECOND QUARTER RELEASE	14

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Shareholders’ Capital	Other Reserves	Retained Earnings	Total
Balance at January 1, 2012	$8,840	$95	$132	$9,067
Net and comprehensive income	—	—	294	294
Share-based compensation	—	17	—	17
Issued on exercise of options and share rights	21	(18)	—	3
Issued to dividend reinvestment plan	56	—	—	56
Dividends declared	—	—	(256)	(256)

Balance at June 30, 2012	$8,917	$94	$170	$9,181

(CAD millions, unaudited)	Shareholders’ Capital	Other Reserves	Retained Earnings	Total
Balance at January 1, 2011	$9,170	$—	$(610)	$8,560
Elimination of deficit	(610)	—	610	—
Net and comprehensive income	—	—	562	562
Implementation of Option Plan and CSRIP	—	81	—	81
Share-based compensation expense	—	22	—	22
Issued on exercise of options and share rights	179	(20)	—	159
Issued to dividend reinvestment plan	34	—	—	34
Dividends declared	—	—	(252)	(252)

Balance at June 30, 2011	$8,773	$83	$310	$9,166

2012 SECOND QUARTER RELEASE	15

Investor Information

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

A conference call will be held to discuss Penn West’s results at 10:00am Mountain Time (12:00pm Eastern Time) on August 10, 2012.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (North America toll-free). This call will be broadcast live on the Internet and may be accessed directly on the Penn West website at www.pennwest.com or at the following URL:

http://event.on24.com/r.htm?e=501706&s=1&k=AA78780CEAF18C4ABB431DAD57544C65

A digital recording will be available for replay two hours after the call’s completion, and will remain available until August 24, 2012 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (North America toll-free) and enter Conference ID 16870506, followed by the pound (#) key.

For further information, please contact:

PENN WEST EXPLORATION Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com

Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Murray Nunns, President & Chief Executive Officer Phone: 403-218-8939 E-mail: murray.nunns@pennwest.com

Jason Fleury, Senior Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com

2012 SECOND QUARTER RELEASE	16